SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/ME No 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 14, 2022

I.          Date, Time and Place: On March 14, 2022, at 10am, held at the head office of Gol Linhas Aéreas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, S/N, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, Zip Code 04626-020, in the City and State of São Paulo. This Meeting began on March 10, 2022, at 12pm, and suspended at 6pm. The Meeting was subsequently resumed on March 14, 2022, at 10am.

II.         Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Anna Luiza Serwy Constantino, Antonio Kandir, André Béla Jánszky, Germán Pasquale Quiroga Vilardo and Philipp Schiemer.

III.        Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.        Agenda: To pass resolutions on the following matters:

(i) the Management Report and the accounts presented by the Executive Board of the Company for the fiscal year ended on December 31, 2021;

(ii) the approval of the Parent Company and Consolidated Financial Statements of the Company for the fiscal year ended on December 31, 2021 (“Financial Statements”), accompanied by the report prepared by the independent auditors (Grant Thorton Brasil (“GT”)) and the opinions issued by the Audit Committee and the Fiscal Council;

(iii) the approval of the Financial Statements for the fiscal year ended on December 31, 2021 and the 20-F Form of the Company, accompanied by the Independent auditor’s report on the financial statements (Ernst & Young Auditores Independentes S.S.).

(iv) the reelection of the officers of the Company;

(v) to call for the Company’s Annual General and Extraordinary Shareholders’ Meeting to be held on April 29, 2022, whose call notice will be published within the term set forth by law;

(vi) the ratification of the new capital stock value as a result of the exercise of options by the participants of the Company's Stock Option Plan;

V. Initial Analysis and Suspension the Meeting: After due analysis of the documents that were available to the Board of Directors, the Directors decided to suspend the meeting for the period necessary for the independent auditors to present their opinion on the Financial Statements.

VI. Resumption of the Meeting and Resolutions: With the work resumed at 10am of March 14, 2022, the members of the Board of Directors, in their entirety, discussed the matters on the Agenda and resolved to approve, unanimously, votes, without any restrictions or reservations:

(i) the Management Report and the accounts presented by the Executive Board of the Company for the fiscal year ended on December 31, 2021;

(ii) the Financial Statements accompanied by the report prepared by the independent auditors (GT) and the opinions issued by the Audit Committee and the Fiscal Council. The Financial Statements will be submitted to the Annual General and Extraordinary Shareholders’ Meeting of the Company, with recommendation for approval by the shareholders. The Financial Statements duly approved and initialed by the Presiding Board will be filed at the head office of the Company and disclosed as required by the applicable laws;

(iii) the Financial Statements for the fiscal year ended on December 31, 2021 and the 20-F Form of the Company, accompanied by the Independent auditor’s report on the financial statements (Ernst & Young Auditores Independentes S.S.).

(iv) the reelection of the current officers of the Company: (i) Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG nº 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under no. 194.344.518-41, to the position of Chief Executive Officer; (ii) Mr. Richard Freeman Lark, Jr., Brazilian, single, businessman, bearer of Identity Card RG nº 50.440.294-8, issued by SSP/SP, enrolled with the CPF/MF under no. 214.996.428-73, to the position of Executive Vice President, Chief Financial Officer, and Investor Relations Officer; (iii) Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG nº 20.427.334-1, issued by SSP/SP, enrolled with the CPF/MF under no. 165.610.978-66, to the position of Vice-President Officer; and (iv) Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG nº 24.982.348-2, issued by SSP/SP, enrolled with the CPF/MF under no. 309.459.748-33, to the position of Vice-President Officer; all of them domiciled at Praça Comandante Linneu Gomes, s/nº, Portaria 3, Zip Code 04626-020, Jardim Aeroporto, City and State of São Paulo, elected for a term of office of one (1) year, beginning on the date hereof. The officers hereby elected declared, in accordance with the provisions set forth in article 37, item II, of Law no. 8.934/94 and in article 147, paragraphs 1 and 2, of Law no. 6.404/76, as amended, that they have not been convicted of any of the crimes set forth in the applicable laws, nor are they subject to legal restrictions that would prevent them from exercising business activities;

(v) to call for the Company’s Annual General and Extraordinary Shareholders’ Meeting to be held on April 29, 2022, in accordance with article 123 of Law no. 6.404/76, whose call notice will be published within the term set forth by law;

(vi) the Company’s capital increase within its authorized capital, in the total value of three hundred and fifty-two thousand, four hundred and ninety-one reais and fourteen cents (BRL 352,491.14) upon issuance of Thirty-five thousand, six hundred and seventy-three (35,673) new preferred shares, all nominative with no par value, as a result of the exercise of the stock options by the Participants of the Stock Option Plan (“Capital Increase”). The referred new preferred shares are identical to existing preferred shares and, under the terms of the Stock Option Plan, will be entitled to the same rights granted to the other shares of the same kind, including the receipt of dividends and interest on capital:

(vi.a) pursuant to Article 171, §3, of Law Nº 6404, dated December 15, 1976, the current shareholders of the Company shall not have preemptive rights in the subscription of the shares issued as a result of the Capital Increase; and

(vi.b) Due to the Capital Increase approved above, the Article 5, caput, of the Company's bylaws shall be read as follows (the wording of the respective paragraphs shall be maintained), after the consolidation approved in an Extraordinary General Meeting to be called in due course:

“ARTICLE 5 - The Capital Stock, fully subscribed and paid-up, four billion, one hundred and ninety-six million, nine hundred and fifty-nine thousand, one hundred and forty-two reais and eighty-eight cents (BRL 4,196,959,142.88), divided into three billion, one hundred and seventy-eight million, seventy-nine thousand, five hundred and ninety-six (3,178,079,596) shares, being two billion, eight hundred and sixty three million, six hundred and eighty-two thousand, seven hundred and ten (2,863,682,710) common shares and three hundred and fourteen million, three hundred and ninety-six thousand, eight hundred and eighty-six (314,396,886) preferred shares, all of them registered, with no face value."

VII.       Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it and, since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures: Presiding Board – Chairman, Mr. Constantino de Oliveira Junior; Secretary, Ana Beatriz M. P. de Almeida Lobo. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino e Philipp Schiemer.

I hereby certify that this is a faithful copy of the minutes that were drawn up in the proper book.

São Paulo, March 14, 2022.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer